Filed Pursuant to Rule 433

Registration No. 333-277740

March 18, 2024

AGCO CORPORATION
PRICING TERM SHEET
$1,100,000,000

$400,000,000 5.450% Notes due 2027
$700,000,000 5.800% Notes due 2034

Issuer:	AGCO Corporation
Guarantors:	AGCO International Holdings B.V. AGCO International GmbH Massey Ferguson Corp. The GSI Group, LLC
Security Type:	Senior Unsecured Notes
Expected Ratings*:	Baa2 (Stable) / BBB- (Positive)
Pricing Date:	March 18, 2024
Settlement Date:	March 21, 2024 (T+3)

	5.450% Senior Notes due 2027	5.800% Senior Notes due 2034
Maturity Date:	March 21, 2027	March 21, 2034
Principal Amount:	$400,000,000	$700,000,000
Benchmark Treasury:	4.250% due March, 2027	4.000% due February, 2034
Benchmark Treasury Price / Yield	99-7¼ / 4.529%	97-10 / 4.336%
Re-offer Spread to Benchmark Treasury:	+ 95 bps	+ 150 bps
Yield to Maturity:	5.479%	5.836%
Coupon:	5.450%	5.800%
Public Offering Price:	99.921% of the principal amount	99.730% of the principal amount
Redemption Provisions:

Prior to February 21, 2027 (the date that is one month prior to the maturity date of the 2027 Notes), the Issuer may redeem the 2027 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on their Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but not including, the date of redemption; and

(2) 100% of the principal amount of the 2027 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after February 21, 2027, the Issuer may redeem the 2027 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. The Issuer is not required to establish a sinking fund to retire the Notes prior to maturity.

Prior to December 21, 2033 (the date that is three months prior to the maturity date of the 2034 Notes), the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on their Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to, but not including, the date of redemption; and

(2) 100% of the principal amount of the 2034 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after December 21, 2033, the Issuer may redeem the 2034 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. The Issuer is not required to establish a sinking fund to retire the Notes prior to maturity.

Special Mandatory Redemption	The offering is not conditioned upon the closing of the Acquisition, which, if completed, will occur subsequent to the closing of the offering. If (i) the consummation of the Acquisition has not occurred on or prior to the Special Mandatory Redemption Outside Date, (ii) prior to the Special Mandatory Redemption Outside Date, the Sale and Contribution Agreement is terminated without the consummation of the Acquisition, or (iii) the Issuer otherwise notifies the trustee for the Notes in writing that it will not pursue the consummation of the Acquisition (the earlier of the date of delivery of such notice described in clause (iii), the Special Mandatory Redemption Outside Date and the date the Sale and Contribution Agreement is terminated without consummation of the Acquisition, the “Special Mandatory Redemption Trigger Date”), the Issuer will be required to redeem the Notes then outstanding at a redemption price equal to 101% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of such redemption.	The offering is not conditioned upon the closing of the Acquisition, which, if completed, will occur subsequent to the closing of the offering. If (i) the consummation of the Acquisition has not occurred on or prior to the Special Mandatory Redemption Outside Date, (ii) prior to the Special Mandatory Redemption Outside Date, the Sale and Contribution Agreement is terminated without the consummation of the Acquisition, or (iii) the Issuer otherwise notifies the trustee for the Notes in writing that it will not pursue the consummation of the Acquisition (the earlier of the date of delivery of such notice described in clause (iii), the Special Mandatory Redemption Outside Date and the date the Sale and Contribution Agreement is terminated without consummation of the Acquisition, the “Special Mandatory Redemption Trigger Date”), the Issuer will be required to redeem the Notes then outstanding at a redemption price equal to 101% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of such redemption.
Make-Whole Call:	T + 15 bps (prior to February 21, 2027)	T + 25 bps (prior to December 21, 2033)
Par Call:	On or after February 21, 2027 (one month prior to maturity)	On or after December 21, 2033 (three months prior to maturity)
Interest Payment Dates:	March 21 and September 21, commencing September 21, 2024	March 21 and September 21, commencing September 21, 2024
CUSIP / ISIN:	001084AR3 / US001084AR30	001084AS1 / US001084AS13

Joint Book-Running
Managers:	Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Rabo Securities USA, Inc.
BofA Securities, Inc.
BNP Paribas Securities Corp.
MUFG Securities Americas Inc.
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
UniCredit Capital Markets LLC

*  Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Rabo Securities USA, Inc. at 1-866-746-3850.

We expect delivery of the notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

No PRIIPs KID. Not for retail investors in the EEA or the UK. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.